UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8918E106

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106

1.	Name of Reporting Person Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,934,608 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,934,608 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,934,608 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 7.36%*
12.	Type of Reporting Person (See Instructions) HC

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch & Co., Inc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,934,608 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,934,608 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,934,608 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 7.36%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 9,929,008*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 9,929,008*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,929,008*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 7.36%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch GP Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 7,446,756*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,446,756*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,756*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.52%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person ML Global Private Equity Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 7,446,756*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,446,756*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,756*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.52%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person MLGPE Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 7,446,756*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,446,756*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,756*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒*
11.	Percent of Class Represented by Amount in Row (9) 5.52%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person ML Global Private Equity Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 7,446,756*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 7,446,756*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,446,756*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.52%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,482,252 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,482,252 *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,252 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]*
11.	Percent of Class Represented by Amount in Row (9) 1.84%*
12.	Type of Reporting Person (See Instructions) OO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,482,252 *
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,482,252*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,252*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.84%*
12.	Type of Reporting Person (See Instructions) PN

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

1.	Name of Reporting Person Merrill Lynch, Pierce, Fenner & Smith Incorporated
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 5,600*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 5,600*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,600 *
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%*
12.	Type of Reporting Person (See Instructions) CO

(*) See Item 4 of this Statement on Schedule 13G.

CUSIP No. G8918E106

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of ordinary shares, par value $0.001 per share (the “Shares”), of Tongjitang Chinese Medicines Company (the “Issuer”).

Item 1.

(a)	Name of Issuer: Tongjitang Chinese Medicines Company

(b)	Address of Issuer’s Principal Executive Offices: 5th Floor, Block B Baiying Medical Device Park Nanhai Avenue South, Nanshan District Shenzhen, Guangdong Province 518067 People’s Republic of China

Item 2.

(a)

Name of Person Filing:

Bank of America Corporation
Merrill Lynch & Co., Inc.
Merrill Lynch Group, Inc.
Merrill Lynch GP Inc.
ML Global Private Equity Partners, L.P.
MLGPE Ltd.
ML Global Private Equity Fund, L.P.
Merrill Lynch Ventures, LLC
Merrill Lynch Ventures L.P. 2001
Merrill Lynch, Pierce, Fenner & Smith Incorporated

(b)	Address of Principal Business Office or, if None, Residence: 100 N. Tryon Street, North Carolina, 28255

(c)	Citizenship:

CUSIP No. G8918E106

See Item 4 of each cover page.
(d)	Title of Class of Securities: Ordinary Shares, par value 0.001 per share.

(e)	CUSIP Number: G8918E106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: See below.

(b) Percent of Class: See below.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Zero.

(ii) Shared power to vote or to direct the vote:

See below.

(iii) Sole power to dispose or to direct the disposition of:

Zero.

(iv) Shared power to dispose or to direct the disposition of:

See below.

As of December 31, 2008, each of the Reporting Persons directly owned of record the number and percentage of issued and outstanding Shares of the Issuer listed opposite its name:

Reporting Person	Shares Owned	Percentage of Issuer Outstanding Shares(1)
Bank of America Corporation (2)	0	0%

CUSIP No. G8918E106

Merrill Lynch & Co., Inc. (3)	0	0%
Merrill Lynch Group, Inc. (4)	0	0%
Merrill Lynch GP Inc. (5)	0	0%
ML Global Private Equity Partners, L.P. (6)	0	0%
MLGPE Ltd. (7)	0	0%
ML Global Private Equity Fund, L.P. (8)	7,446,756	5.52%
Merrill Lynch Ventures, L.L.C. (9)	0	0%
Merrill Lynch Ventures L.P. 2001(10)	2,482,252	1.84%
Merrill Lynch, Pierce, Fenner & Smith Incorporated (11)	5,600**	Less than 0.1%

(1)	Based on a total of 134,929,722 Shares outstanding, as reported by the Issuer on its Form 6-K filed on November 25, 2008.
(2)

Bank of America Corporation (“BAC”), a Delaware corporation, is the ultimate parent company of each of the other Reporting Persons. Its specific relationship to the other Reporting Persons is explained below. As the ultimate parent company of the other Reporting Persons, it may be deemed to beneficially own 9,934,608 Shares, representing 7.36% of the outstanding Shares of the Issuer. BAC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(3)

Merrill Lynch & Co., Inc. (“ML&Co”), a Delaware corporation, is a wholly owned subsidiary of BAC. Its specific relationship to the other Reporting Persons (other than BAC) is explained below. Because of such relationship, it may be deemed to beneficially own 9,934,608 Shares representing 7.36% of the outstanding Shares of the Issuer. ML&Co hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

_________________________

** Merrill Lynch, Pierce, Fenner & Smith Incorporated holds 1,400 American depositary shares, or ADSs, representing 5,600 Shares of the Issuer (as one ADS represents four Shares of the Issuer).

CUSIP No. G8918E106

(4)

Merrill Lynch Group, Inc. (“ML Group”), a Delaware corporation, is a wholly owned subsidiary of ML&Co. Its specific relationship to the other Reporting Persons (other than BAC and ML&Co) is explained below. Because of such relationship, it may be deemed to beneficially own 9,929,008 Shares representing 7.36% of the outstanding Shares of the Issuer. ML Group hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(5)

Merrill Lynch GP Inc. (“ML GP”), a Delaware corporation, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Global PE LP (as defined below) and as such may be deemed to beneficially own the 7,446,756 Shares (representing 5.52% of the outstanding Shares of the Issuer) indirectly owned by ML Global PE LP. ML GP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(6)

ML Global Private Equity Partners, L.P. (“ML Global PE LP”) is an exempted limited partnership organized in the Cayman Islands. Because of its relationship (as described below) to MLGPE Ltd. and MLGPELP (as defined below), it may be deemed to beneficially own the 7,446,756 Shares (representing 5.52% of the outstanding Shares of the Issuer), directly owned by MLGPELP. ML Global PE LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(7)

MLGPE Ltd., a Cayman Islands company, is a wholly owned subsidiary of ML Global PE LP. It is also the sole general partner of MLGPELP and as such may be deemed to beneficially own 7,446,756 Shares (representing 5.52% of the outstanding Shares of the Issuer), directly owned by MLGPELP. MLGPE Ltd. hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(8)

ML Global Private Equity Fund, L.P. (“MLGPELP”) is an exempted limited partnership organized in the Cayman Islands. The investment committee of ML Global PE LP has decision-making power over the voting and disposition of shares of portfolio investments of MLGPELP, including MLGPELP’s investment in the Issuer. However, the consent of ML GP is expressly required in connection with any such vote or disposition. MLGPELP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(9)

Merrill Lynch Ventures, LLC (“ML Ventures LLC”), a Delaware limited liability company, is a wholly owned subsidiary of ML Group. It is also the sole general partner of ML Ventures LP (as defined below) and as such may be deemed to beneficially own all the 2,482,252 Shares (representing 1.84% of the outstanding Shares of the Issuer) directly owned by ML Ventures LP. ML Ventures LLC hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(10)

Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”) is a Delaware limited partnership. Its decisions regarding the voting or disposition of shares of its portfolio investments (including its investment in the Issuer) are made by the management and investment committee of the board of directors of ML Ventures LLC. ML Ventures LP hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

(11)

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), a Delaware corporation, is a wholly owned subsidiary of ML&Co. MLPFS hereby expressly disclaims beneficial ownership of the Shares held by the other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. G8918E106

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

CUSIP No. G8918E106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 17, 2009

BANK OF AMERICA CORPORATION
By:	/s/ Debra I. Cho Name: Debra I. Cho Title: Senior Vice President

MERRILL LYNCH & CO., INC
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GROUP, INC.
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Authorized Signatory

MERRILL LYNCH GP INC.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

CUSIP No. G8918E106

ML GLOBAL PRIVATE EQUITY PARTNERS, L.P. By: Merrill Lynch GP Inc., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MLGPE LTD.
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

ML GLOBAL PRIVATE EQUITY FUND, L.P. By: MLGPE Ltd., its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH VENTURES, LLC
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

CUSIP No. G8918E106

MERRILL LYNCH VENTURES L.P. 2001 By: Merrill Lynch Ventures, LLC, its general partner
By:	/s/ Douglas P. Madden Name: Douglas P. Madden Title: Assistant Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Jonathan N. Santelli Name: Jonathan N. Santelli Title: Assistant Secretary

CUSIP No. G8918E106

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement

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